Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX AND GCC ANNOUNCE PRICING

OF 15.6% STAKE IN GRUPO CEMENTOS DE CHIHUAHUA

•	CEMEX to remain a direct and indirect minority shareholder of GCC

MONTERREY, MEXICO, FEBRUARY 10, 2017 – Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) and Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) (BMV: GCC*) announced today that on February 9, 2017 they priced their previously announced secondary offerings of 51,750,000 shares of common stock (the “Shares”) of GCC, currently owned by CEMEX, at a price of Mexican pesos 95 per share, which includes 6,750,000 shares available to the underwriters of the offerings for overallotment and that may be purchased pursuant to a 30-day option granted to the underwriters by CEMEX.

Such offerings are comprised of Shares offered (a) in a public offering to investors in Mexico authorized by the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or the “CNBV”) conducted through the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or the “BMV”) and (b), in a concurrent private placement, to eligible investors outside of Mexico. CEMEX and GCC expect to close the offerings on or about February 15, 2017, subject to satisfaction of customary closing conditions.

If all 51,750,000 Shares are sold by CEMEX in the offerings, CEMEX will have sold 15.6% of its 23% direct ownership interest in GCC. After the offerings, CEMEX will own a 7.4% direct interest in GCC and also have a minority interest in CAMCEM, an entity which owns a majority interest in GCC. CEMEX is selling the Shares in the context of CEMEX’s previously announced asset divestiture plans.

The gross proceeds from the offerings are estimated to be approximately U.S.$240 million, before deducting discounts, commissions and estimated offering expenses (assuming the underwriters exercise their overallotment option in full and based on the exchange rate of Mexican pesos 20.4994 per U.S.$1.00, published on February 9, 2017 by the Banco de México in the Diario Oficial de la Federación (Federal Official Gazette) on such date).

The Shares are listed on the BMV under the ticker symbol “GCC*”. The Shares have not been and will not be listed in any national securities exchange or quoted in any automated interdealer quotation system in the United States or elsewhere outside of Mexico. The Shares are registered with the Registro Nacional de Valores (Mexican National Securities Registry, or “RNV”) maintained by the CNBV. Registration of the Shares with the RNV does not imply any certification as to the investment quality of the Shares, GCC’s solvency or the accuracy or completeness of the information contained in any offering document, and such registration does not ratify or validate acts or omissions, if any, undertaken in contravention of applicable law.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX or GCC in any transaction.

The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Shares are being offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Neither CEMEX nor GCC assume any obligation to update or correct the information contained in this press release.

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